ATCO
GROUP

Corporate Office



Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

March 4, 2010

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 1, 2010 for symbol CU
- Corporation's Form 1, filed March 1, 2010 for symbol CU.X
- Corporation's Form 1, filed March 1, 2010 for symbol CU.PR.A
- Corporation's Form 1, filed March 1, 2010 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

3/16

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	84,144,780	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	1,552,600		
Issued & Outstanding Closing Balance :	85,697,380		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2010	Conversion (General)	1,552,600
Totals		1,552,600

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/01/2010
Last Updated:	03/01/2010

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

AMENDMENT

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	41,714,890	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,552,600		
Issued & Outstanding Closing Balance :	40,162,290		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2010	Conversion (General)	-1,552,600
Totals		-1,552,600

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/03/2010
Last Updated:	03/03/2010

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer : Canadian Utilities Limited
Symbol : CU.PR.A
Reporting Period: 02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 03/01/2010
Last Updated: 03/01/2010

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/01/2010
Last Updated:	03/01/2010